42 Longwater Drive

Norwell, MA 02061-9149

800.282.0058

www.cleanharbors.com

August 24, 2009

John Hartz, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Re:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended March 31, 2009
Definitive Proxy Statement on Form 14A filed April 7, 2009
File No. 001-34223

Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated July 23, 2009 (the “Comment Letter”) from John Hartz, Senior Assistant Chief Accountant, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and definitive proxy statement on Form 14A filed on April 7, 2009 (the “2009 Proxy Statement”).  The Company appreciates the willingness of the Commission’s staff, as discussed in the telephone conference on August 3, 2009 between the undersigned and Mr. Hartz, to provide the Company until August 24 to submit this response.

The Company responds as described below to each of the comments in the Comment Letter.  In connection with the revised disclosures to the Company’s previous filings, added text is underlined and deleted text is stricken.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.                                       In light of your Form 8-A12B filed on December 11, 2008, please revise the cover page on your 1934 Act documents going forward to reflect the new file number of 001-34223.

RESPONSE:  Commencing with the Company’s Form 10-Q report for the quarter ended June 30, 2009 as filed on August 7, 2009, the Company has changed the file number shown on the cover of each such filing to 001-34223.

“People and Technology Creating a Better Environment”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimate, page 39

2.                                     Please consider revising your future filings so that critical accounting policies for accounting for landfills, goodwill, environmental liabilities, closure and post-closure liabilities and remedial liabilities to provide a more robust disclosure of the specific key assumptions used by management in connection with developing significant estimates for each of these policies. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. In particular, a sensitivity analysis that quantifies for readers how reasonably likely changes in assumptions might affect the outcome of your significant estimates may assist readers by providing greater transparency. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  The Company will include in its future Annual Reports on Form 10-K additional disclosure of the specific key assumptions used by management for accounting for landfills, goodwill, environmental liabilities, closure and post-closure liabilities and remedial liabilities. The relevant subsections within “Critical Accounting Policies and Estimates” of the 2008 Form 10-K have been marked below to show such additional disclosure. The Company notes that it had previously disclosed certain information related to the accounting for landfills and non-landfills under the heading “Environmental Liabilities” within “Critical Accounting Policies and Estimates.” For the purpose of enhancing the disclosure, the revised “Critical Accounting Policies and Estimates” below deletes certain paragraphs under “Environmental Liabilities” in order to more comprehensively discuss under “Accounting for Landfills” and “Non-Landfill Closure and Post-Closure Liabilities.”

The Company respectfully considered the comment to include in our future Form 10-K  a sensitivity analysis that quantifies for investors how reasonably likely changes in the landfill, non-landfill closure and post-closure and remedial asset and liability assumptions might affect the outcome of the Company’s financial statements. However, the calculations and assumptions utilized in determining the Company’s landfill, non-landfill and remedial assets and liabilities are very site specific. The Company has 11 landfills and over 150 remedial and non-landfill closure and post-closure projects, each having separate and distinct asset and liability calculations, which would be impacted in trying to create a sensitivity analysis. A change in any one key assumption for an individual site would likely not have a material impact on the financial statements of the Company. As reflected below, the Company does discuss its key assumptions and how the estimates are determined for both the assets and liabilities, and the methodology applied in determining the estimated amounts is consistent period to period.

The revised disclosure follows:

Accounting for Landfills.  We amortize landfill improvements and certain landfill related permits over their estimated useful lives. The units-of-consumption method is used to amortize land, landfill cell construction, asset retirement costs and remaining landfill cells and sites. We also utilize the units-of-consumption method to record closure and post-closure obligations for landfill cells and sites. Under the units-of-consumption method, we include future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base of the landfill assets. Additionally, where appropriate, as discussed below, we include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill. ~~This accounting method requires us to make estimates and assumptions, as described. Any changes in our estimates will impact our income from operations prospectively from the date the changes are made.~~

~~It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results or our belief that we will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower prospective profitability may be experienced due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace.~~

Landfill Capacity— Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that management believes is probable of ultimately being permitted based on established criteria. Management applies the following criteria for evaluating the probability of obtaining a permit for future expansion airspace at existing sites, which provides management a sufficient basis to evaluate the likelihood of success of unpermitted expansions:

•                  Personnel are actively working to obtain the permit or permit modifications (land use, state and federal) necessary for expansion of an existing landfill, and progress is being made on the project.

•                  Management expects to submit the application within the next year and expects to receive all necessary approvals to accept waste within the next five years.

•                  At the time the expansion is included in management’s estimate of the landfill’s useful economic life, it is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located.

•                  The Company or other owner of the landfill has a legal right to use or obtain the right to use the land associated with the expansion plan.

•                  There are no significant known political, technical, legal, or business restrictions or issues that could impair the success of such expansion.

•                  A financial feasibility analysis has been completed and the results demonstrate that the expansion has a positive financial and operational impact such that management is committed to pursuing the expansion.

•                  Additional airspace and related additional costs, including permitting, final closure and post-closure costs, have been estimated based on the conceptual design of the proposed expansion.

Exceptions to the criteria set forth above are approved through a landfill-specific approval process that includes approval from the Company’s Chief Financial Officer and review by the Audit Committee of the Board of Directors. As of December 31, 2008, there were three unpermitted expansions at two locations included in management’s landfill calculation. As of December 31, 2008 and 2007, none of these unpermitted expansions were considered exceptions to management’s established criteria. If actual expansion airspace is significantly different from management’s estimate of expansion airspace, the amortization rates used for the units-of-consumption method would change therefore impacting profitability of the Company. If the Company determined that there was less actual expansion airspace at a landfill, it would increase amortization expense recorded and decrease profitability, while if a landfill had more actual expansion airspace amortization expense would decrease and increase profitability.

Landfill Assets—Landfill assets include the costs of landfill site acquisition, permits, and cell construction incurred to date. These amounts are amortized under the units-of-consumption method such that the asset is completely amortized when the landfill ceases accepting waste.

Landfill Final Closure and Post-Closure Liabilities—The balance of landfill final closure and post-closure liabilities at December 31, 2008 and 2007 was $25.3 million and $22.9 million, respectively. The Company has material financial commitments for the costs associated with requirements of the EPA and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. In the United States, the landfill final closure and post-closure requirements are established under the standards of the EPA, and are implemented and applied on a state-by-state basis. Estimates for the cost of these activities are developed by the Company based on the evaluation of site-specific facts and circumstances, such as the existence of structures and other landfill improvements that would need to be dismantled, the amount of groundwater monitoring and leachate management expected to be performed, and the length of the post-closure period as determined by the applicable regulatory agency.  Included in the Company’s cost estimates are its interpretation of current regulatory requirements and proposed regulatory changes. Such estimates may change in the future due to various circumstances including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies. The Company performs zero-based reviews of these estimated liabilities at least every five years or sooner if the occurrence of a significant event is likely to change the timing or amount of the currently estimated expenditures. The Company considers a significant event to be a new regulation or an amendment to an existing regulation, a new permit or modification to an existing permit, or the change in the market price of a significant cost item. The Company’s cost estimates are calculated using internal sources as well as input from third party experts when determining the appropriate cost estimates. These costs are measured at estimated fair value using present value techniques, and therefore changes in the estimated timing of closure and post-closure activities would affect the liability, related asset, and results of operations.

Final closure costs are the costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs generally include the costs required to cap the final cell of the landfill (if not included in cell closure), to dismantle certain structures for landfills and other landfill improvements and regulation-mandated groundwater monitoring, and for leachate management. Post-closure costs involve the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. These costs generally include groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill discontinues accepting waste.

~~Environmental Liabilities.  We have accrued environmental liabilities as of December 31, 2008, of $178.5 million, substantially all of which we assumed as part of our acquisitions of the CSD assets in 2002, Teris LLC in 2006, and one of the two solvent recycling facilities we purchased from Safety-Kleen Systems, Inc. in 2008. We anticipate such liabilities will be payable over many years and that cash flows generated from operations will be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations) could require that such payments be made earlier or in greater amounts than currently anticipated.~~

~~We realized a net benefit in the year ended December 31, 2008, of $2.0 million related to changes in our environmental liability estimates. Changes in environmental liability estimates include changes in landfill retirement liability estimates, which are recorded as cost of revenues, and changes in non-landfill retirement and remedial liability estimates, which are recorded as selling, general, and administrative costs. During the year ended December 31, 2008, the net $2.0 million benefit included a $0.6 million benefit recorded as a decrease in cost of revenues and a $1.4 million benefit recorded as a decrease in selling, general, and administrative costs.~~

Non-Landfill Closure and Post-Closure Liabilities— The balance of non-landfill closure and post-closure liabilities at December 31, 2008 and 2007 was $7.4 million and $6.8 million, respectively. Management bases estimates for non-landfill closure and post-closure liabilities on interpretations of existing permit and regulatory requirements for closure and post-closure maintenance and monitoring. The Company’s cost estimates are calculated using internal sources as well as input from third party experts when determining the appropriate cost estimates. ~~Management considers when the amounts are expected to be paid and factors in the appropriate inflation and discount rates.~~ Management uses probability scenarios to estimate when future operations will cease and inflates the current cost of closing the non-landfill facility on a probability weighted basis using the appropriate inflation rate and then discounting the future value to arrive at an estimated present value of closure and post-closure costs. The estimates for non-landfill closure and post-closure liabilities are inherently uncertain due to the possibility that permit and regulatory requirements will change in the future, impacting the estimation of total costs and the timing of the expenditures. Management reviews non-landfill closure and post-closure liabilities for changes to key assumptions that would impact the amount of the recorded liability. Changes that would prompt management to revise a liability estimate include changes in legal requirements that impact the Company’s expected closure plan, a change in the market price of a significant cost item, a change in the probability scenarios as to when future operations at a location might cease, or changes in the expected timing of the cost expenditures.  Changes in estimates for non-landfill closure and post-closure events immediately impact the required liability and the corresponding asset. If a change is made to a fully consumed asset, the adjustment is charged immediately to expense. When a change in estimate relates to an ~~landfill~~ asset that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of ~~landfill airspace~~ amortization. Historically, material changes to non-landfill closure and post-closure estimates have been infrequent.

Remedial Liabilities—The balance of remedial liabilities at December 31, 2008 and 2007 was $145.9 million and $154.8 million, respectively (See Note 8, “Remedial Liabilities” for the changes to the remedial liabilities during the year ended December 31, 2008). Remedial liabilities are obligations to investigate, alleviate or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. Our operating subsidiaries’ remediation obligations can be further characterized as Legal, Superfund, Long-term Maintenance and One-Time Projects. Legal liabilities are typically comprised of litigation matters that involve potential liability for certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from our activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that we are a potentially responsible party (“PRP”) and /or are potentially liable for environmental response, removal, remediation and cleanup costs at/or from either a facility we own or a site owned by a third party. As described in Note 10, “Commitments and Contingencies,” Superfund liabilities also include certain liabilities payable to governmental entities for which we are potentially liable to reimburse the sellers in connection with our 2002 acquisition of substantially all of the assets of the Chemical Services Division of Safety-Kleen Corp. Long-term Maintenance includes the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for inactive operations. One-Time Projects include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

Amounts recorded related to the costs required to remediate a location are determined by internal engineers and operational personnel and incorporate input from external third parties. The estimates consider such factors as the nature and extent of environmental contamination (if any); the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated; the cost of performing anticipated cleanup activities based upon current technology; and in the case of Superfund and other sites where other parties will also be responsible for a portion of the clean up costs, the likely allocation of such costs and the ability of such other parties to pay their share.  ~~based on the specific facts and circumstances of each site. Considerations include management’s experience in remediating similar sites, information available from regulatory agencies as to costs of remediation, the number, financial resources, and relative degree of responsibility of other PRPs, and the expected or actual allocation of costs among PRPs~~. Each quarter, management discusses if any events have occurred or milestones have been met that would warrant the creation of a new remedial liability or the revision of an existing remedial liability. Such events or milestones include identification and verification as a PRP, receipt of a unilateral administrative order under Superfund or requirement for RCRA interim corrective measures, completion of the feasibility study under Superfund or the Corrective Measures Study under RCRA, new or modifications to existing permits, changes in property use, or the change in the market price of a significant cost item. Remedial liabilities are inherently difficult to estimate and there is a risk that the actual quantities of contaminants could differ from the results of the site investigation, which could materially impact the amount of the Company’s liability. It is also possible that chosen methods of remedial solutions will not be successful and funds will be required for alternative solutions.

Remedial liabilities are discounted only when the timing of the payments is estimable and the amounts are determinable. With the exception of remedial liabilities assumed as part of an acquisition that are measured at fair value in accordance with Accounting Standards Codification 805, Business Combinations, management’s experience has been that in general, the timing of the payments for remedial liabilities are not usually estimable and therefore are not discounted.

Goodwill.  Goodwill is assessed for impairment at least annually and as triggering events occur. Such triggering events include, but are not limited to:

•                  A significant adverse change in legal factors or in the business climate,

•                  An adverse action or assessment by a regulator,

•                  Cash or operating losses at the reporting unit, or

•                  Market capitalization that is below book value.

Our management assesses impairment by comparing the fair value of each reporting unit, which we have determined to be our operating segments, Site Services and Technical Services, to the carrying value of the net assets assigned to each reporting unit, including goodwill. In the event the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of reporting unit exceeds its fair value, the second step of the goodwill test would be performed to measure the amount of impairment loss.

The fair value of the reporting units is determined based on a discounted cash flow analysis and compared to guideline companies and comparable transactions for reasonableness. Significant judgments are inherent in these analyses and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The impairment analysis performed during the year ended December 31, 2008, utilized 2009 annual budgeted amounts and assumed operating profit margins that were consistent with 2008 results. The discount rate assumptions were based on an assessment of our weighted average cost of capital. As part of the analysis, we compared the aggregate implied fair value of the reporting units to our market capitalization at December 31, 2008 and assessed for reasonableness.

We did not record an impairment charge as a result of our goodwill impairment test in 2008. A 10% change in our assumed discount or growth rates would not have resulted in a different conclusion. However, there can be no assurance that goodwill will not be impaired at any time in the future, and we will continue to assess if any triggering events occur.

3.                                       We note from page 120 that your additions to the revenue allowance for each of the past three years has been significantly larger than the amount of the allowance as of each period end. For example, your revenue allowance as of January 1, 2008 was approximately $5 million, however, additions to the allowance during the year amounted to over $16 million. Please revise your MD&A in future filings on page 39 to more fully explain why revenue allowance adjustments seem to differ significantly from the amount of the allowance as of each period end. Please also revise your MD&A in future filings to describe in greater detail your process for determining the revenue allowance as of the end of each reporting period. Consider quantifying the specific assumptions used to calculate your revenue allowance, any changes in the assumptions used from period to period, and the reasons why your actual revenue adjustments for 2008 and 2007 were so much higher than the [amount] provided for in the allowance as of the beginning of each period. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  The Company will more fully explain in its future Annual Reports on Form 10-K the difference between the allowance adjustments by year and the year end balances, as well as to describe in greater detail its process for determining the revenue allowance.  The “Revenue Allowance” subsection under “Critical Accounting Policies and Estimates” of the 2008 Form10-K marked to show such additional disclosure is included below. Please note that the Company will include substantially similar disclosure within Schedule II of the 2009 Form 10-K on a go forward basis.

The revised disclosure follows:

Revenue Allowance—Due to the nature of our business and the complex invoices that result from the services the Company provides, customers may withhold payments and attempt to renegotiate amounts invoiced. In addition, for some of the services we provide, the Company invoices based on quotes that can either generate credits or debits when the actual revenue amount is known. Based on industry knowledge and historical trends, the Company records a revenue allowance accordingly. This practice causes the volume of activity flowing through the revenue allowance during the year to be higher than the balance at the end of the year.  Increases in overall sales volumes and the expansion of our customer base in recent years have also increased the volume of additions and deductions during the year as well as increased the sales allowance reserve at the end of the year.

We establish a revenue allowance to cover the estimated amounts of revenue adjustments that may need to be credited to customers’ accounts in future periods. ~~The allowance is established based on specific review of our experience with particular customers,~~ The Company determines the appropriate total revenue allowance by evaluating the following factors on a customer by customer basis as well as on a consolidated level: historical collection trends, age of outstanding receivables, existing economic conditions and other information as deemed applicable. Revenue allowance estimates can differ materially from the actual adjustments, but historically our revenue allowance has been sufficient to cover the net amount of credits issued in subsequent reporting periods.

Consolidated Financial Statements

Note 2 Significant Accounting Policies, page 64

4.                                       In future filings, please revise your credit concentration accounting policy on page 65 to explain your policies for determining past due or delinquency status of your accounts receivables as well as your policy for charging off uncollectible trade receivables. Please refer to paragraph 13(c) of SOP 01-6. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  The Company will revise the description of its credit concentration accounting policy disclosure in its future Annual Reports on Form 10-K substantially as described below in the marked copy of the “Credit Concentration” subsection of note (2), “Significant Accounting Policies,” set forth in the 2008 Form 10-K. The Company does not engage in transactions that involve lending to or financing the activities of others, including trade receivables, and therefore has not included a policy for placing loans or trade receivables on nonaccrual status, recording payments received on nonaccrual loans or trade receivables, or resuming accrual of interest. The Company also does not have a bright-line test for determining when account receivable balances are past due or delinquent; rather, the Company has a rigorous policy of monitoring balances on a case by case basis each month to determine when reserves should be recorded or a balance written off.

The revised disclosure follows:

Credit Concentration

Concentration of credit risks in accounts receivable is limited due to the large number of customers comprising the Company’s customer base throughout North America. The Company maintains strict policies over credit extension that include credit evaluations, credit limits and collection monitoring procedures on a customer by customer basis. However, the Company ~~performs periodic credit evaluations of its customers and~~ generally does not require collateral before services are performed. The Company establishes an allowance for uncollectible accounts each month based on specific review of particular balances and customers, the credit risk applicable to particular customers, historical collection trends, age of outstanding receivables, existing economic conditions and other information as deemed applicable. Past-due receivable balances are written-off when our internal collection efforts have been deemed unsuccessful in collecting the outstanding balance due.

5.                                      We see from page 67 that the range of useful lives for your Buildings and Building Improvements and Equipment line items are very broad. In future filings, please disaggregate these line items into smaller, more meaningful components, if possible, and the range of useful lives for each new category presented. Alternatively, for categories that still have very broad useful lives, separately discuss the types of assets that fall in each part of the range and/or the weighted average estimated useful life. Please show us in your supplemental response what the revisions will look like.

RESPONSE:  The Company will provide in its future Annual Reports on Form 10-K additional disclosure relating to its Buildings and Building Improvements and Equipment either by providing smaller components or, alternatively, discussing the types of assets and providing a range or weighted average estimated useful life.  The Company will also make additional presentation changes to the disclosure table in an effort to be consistent with the asset classifications as presented on the face of the Company’s balance sheet.

The following is a marked excerpt from the “Property Plant and Equipment (excluding landfill assets)” subsection of Note (2), “Critical Accounting Policies and Estimates,” in the 2008 Form 10-K reflecting such additional disclosure.

The Company depreciates and amortizes the cost of these assets, using the straight-line method as follows:

Asset Classification	Estimated Useful Life
Buildings and improvements
Buildings	30 – 40 years
Land, leasehold and building improvements	5 – 40 years
Vehicles	3 – 12 years
Equipment
Capitalized software and computer equipment	3 years
Containers and railcars	15 – 20 years
All other equipment	8 – 10 years
Furniture and fixtures	5 – 8 years

Land, leasehold and building improvements have a weighted average life of 14.8 years.

Remedial Liabilities, page 85

6.                                      In future filings, please consider providing a better cross-reference of the major remedial locations to the discussion beginning on page 88. The narrative descriptions of the sites are not easily tied back to the schedule on page 85. In addition, for each site in which it is reasonably possible the additional losses above the amounts accrued could be material, please consider disclosing the following, by site:

•                  Describe the nature of the waste and remediation effort;

•                  The current progress of the effort;

•                  Significant uncertainties concerning the estimates;

•                  The reasonably possible range of additional loss (cross-referenced to the table on page 85)

Please show in your supplemental response what the revisions will look like.

RESPONSE:  The Company will provide additional disclosure in its future Annual Reports on Form 10-K  to clarify that the narrative descriptions of the major remedial locations discussed beginning on page 88 cannot be directly tied back to the schedule on page 85.  Note 8 on page 85 reflects the Company’s best estimate of all of the costs that will be incurred to fully remediate each site. Note 10 on page 88 discusses the Company’s ongoing legal and administrative proceedings, which for certain sites accounts for a portion of the overall cost to remediate. The Company does not believe that there are individual sites in which it is reasonably possible that the additional losses above the amounts accrued could be material and accordingly has not included additional disclosure by site.

The following are marked excerpts of Note (8), “Remedial Liabilities” and Note (10), “Commitments and Contingencies” from the 2008 Form 10-K including such additional disclosure.

Note (8), “Remedial Liabilities”

Estimates Based on Amount of Potential Liability (in thousands):

Location	Type of Facility or Site	Remedial Liability	% of Total	Reasonably Possible Additional Losses (1),(2)
Baton Rouge, LA	Closed incinerator and landfill	$38,115	26.1%	$5,316
Bridgeport, NJ	Closed incinerator	27,993	19.2	3,420
Mercier, Quebec	Open incinerator and legal proceedings	10,933	7.5	1,126
El Dorado, AR	Open incinerator	8,390	5.8	743
Roebuck, SC	Closed incinerator	7,941	5.4	715
San Jose, CA	Open treatment, storage, or disposal facilities	8,715	6.0	953
Various	All other incinerators, landfills, wastewater treatment facilities and service centers (32 facilities)	35,999	24.7	8,662
Various	All other Superfund sites (each representing less than 5% of total liabilities) owned by third parties on which wastes generated or shipped by either the Company or the sellers of the CSD assets (or their predecessors) are present (14 sites)	7,802	5.3	799

Total		$145,888	100.0%	21,734

(1) Reasonably possible additional losses include estimates of remediation liability related to the legal and administrative proceedings discussed in Note 10, “Commitments and Contingencies,” as well as other such estimated remediation liabilities.”

(2)Amounts represent the high end of the range of management’s best estimate of the reasonably possible additional losses.

Note (10), “Commitments and Contingencies”

The Company records actual or potential liabilities related to legal or administrative proceedings in accordance with SFAS No. 5. At December 31, 2008, the Company had recorded $24.2 million of reserves in the Company’s financial statements for actual or potential liabilities related to the legal and administrative proceedings in which the Company was then involved, the principal of which are described below, and the Company believes that it is reasonably possible that the amount of such potential liabilities could be as much as $2.8 million more. The Company periodically adjusts the aggregate amount of such reserves when such actual or potential liabilities are paid or otherwise discharged, new claims arise, or additional relevant information about existing or potential claims becomes available. Because all of such reasonably possible additional liability amounts resulting from the legal or administrative proceedings discussed below relate to remedial liabilities, they are ~~reflected~~ included in the reasonably possible additional liability amounts resulting from non legal or administrative proceedings in the tables of reasonably possible additional liabilities under the column heading “Remedial liabilities, including Superfund liabilities for non-landfill operations” in Note 8, “Remedial Liabilities.”

Exhibit Index

7.                                      We note the exhibit references to an indenture and certain loan agreements are inaccurate. For example, Items 4.28L, 4.32, 4.32A and 4.32B are not in the location disclosed in the exhibit list. Please tell us where these documents are located.

RESPONSE:  Exhibit 4.28L to the 2008 10-K is located as Exhibit 4.28L to the Company’s Form 10-Q report for the quarter ended June 30, 2008 (rather than March 31, 2008). Exhibit 4.32 to the 2008 Form10-K is located as Exhibit 4.32 to the Company’s Form 10-Q report for the quarter ended June 30, 2004 (rather than March 31, 2008).  Exhibit 4.32A to the 2008 Form10-K is located as Exhibit 4.32A to the Company’s Form 8-K report filed on August 24, 2008 (rather than August 18, 2008).  Exhibit 4.32B to the 2008 Form 10-K is located as Exhibit 4.32B to the Company’s Form 10-Q report for the quarter ended March 31, 2008 (rather than June 30, 2008). Due to the recent financing activities of the Company, as reported in the Company’s Reports on Form 8-K filed on August 3, 2009 and August 20, 2009, these exhibits have all become obsolete.

Certifications, Exhibits 31.1 and 31.2

8.                                      In future filings, please revise the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In this regard, we note “annual”’ has been inserted before “report” in paragraphs 2, 3, 4(c) and 4(d) and “periods”’ should be replaced by “period” in paragraph one of the certifications.

RESPONSE:  Commencing with the Company’s Form 10-K annual registration for the year ended December 31, 2009, the certifications filed as Exhibits 31.1 and 31.2 will fully conform to the format provided in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Certifications, Exhibits 31.1 and 31.2

9.                                      In future filings, please revise the certifications to conform to the format provided in Item 601 (b)(31) of Regulation S-K. In this regard, we note ‘“quarterly” has been inserted before “report” in paragraphs 2 and 3, the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” is missing in paragraph 4( d) and “function” should be replaced by “functions” in paragraph 5 of the certifications.

RESPONSE:  Commencing with the Company’s Form 10-Q report for the quarter ended June 30, 2009 as filed on August 7, 2009, the certifications filed as Exhibits 31.1 and 31.2 have been conformed to the format provided in Item 601(b)(31) of Regulation S-K.

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2009

Base Compensation, page 14

10.                                Please clarify the extent to which compensation decisions are derived from a comparison to the peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:  After completing a study of overall compensation for the Company’s executive officers and directors in 2005, as described on page 14 of the Company’s 2009 Proxy Statement, the Company increased the salaries of the Named Executive Officers (other than the Chief Executive Officer) based upon a combination of a recommendation of the Chief Executive Officer, the Compensation Committee’s evaluation of the performance of the Named Executive Officer, and any increased responsibilities assumed by the executive.

The Company will provide in future proxy statements additional disclosure as to the reasons for the increases in the base salaries of each of the Named Executive Officers. In particular, the additional disclosure will state that the Company’s goal is to maintain base salary of its Named Executive Officers in the second quadrant of the comparable companies listed in the 2009 Proxy Statement, and to have the greater part of executive compensation based upon performance.

11.                                Please discuss the reasons for increases in the base salaries of each of the named executive officers.

RESPONSE: The Company’s Board of Directors believes that the Company’s Chief Executive Officer, Alan S. McKim, is underpaid for the contribution he makes to the Company.  In September 2007 the Boston Business Journal published a survey of the highest paid CEOs of public companies in Massachusetts and ranked Mr. McKim as one of the best values of any of the top 100 CEOs relative to company performance.  Mr. McKim accepted a $92,000 raise at the beginning of 2008 (from an annual base salary of $533,000 to $625,000), which brought his base salary closer to what the Company’s Board of Directors deems appropriate.  Mr. McKim declined a bonus for 2008, because of the economic forecast for 2009, and the Company’s Board of Directors continues to believe that Mr. McKim is under compensated relative to his value to the Company.

The following factors were considered in granting salary increases for 2008 to the other Named Executive Officers. Mr. Rutledge, the Chief Financial Officer, is now responsible for the finances of a company with over $1 billion of revenue, he was successful in hiring several qualified individuals for his finance and tax departments, he has expanded his role in working with analysts and investors, and he was responsible for orchestrating a successful $173.5 million equity offering by the Company in April 2008.  Mr. Cookson, Executive Vice President of Business Line Management, exceeded his budget and successfully oversaw the Company’s and the Company’s customers’ recovery from hurricane Ike.  Mr. Gerstenberg, Executive Vice President -Disposal Services, is responsible for overseeing all of the Company’s facilities, and he oversaw major expansion of permits and through-put capacity at the facilities. Mr. Parry, Executive Vice President- Sales and Services, oversaw a significant increase in his sales and service business, the implementation of numerous improvements to health and safety programs and the addition of several new service centers.

The Company will provide in future proxy statements for each Named Executive Officer a more qualitative and quantitative discussion of how the Compensation Committee determined awards for the Performance-Based Compensation and Long-Term Equity incentive compensation plans for each Named Executive Officer.  The information discussed in the preceding two paragraphs will be the template of our future disclosures.

Performance-Based Compensation, page 15 and Long-Term Equity Incentives, page 16

12.                                Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. Although you provide a generalized discussion of the EBITDA performance relevant to payouts under the management incentive bonus program, we cannot locate any disclosure that analyzes how the 2008 actual EBITDA results correlated to actual payouts under the plan. Refer also the absence of this disclosure as it relates to performance-based restricted stock awards granted on May 15, 2008. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

RESPONSE:  Each of the Named Executive Officers, other than the CEO who does not participate in the MIP, was eligible to receive up to 80% of his base compensation as a potential bonus under the 2008 MIP.  Budgeted EBITDA for the year was $158 million.  The payout was to be based upon the Company’s achievement of certain targeted EBITDA numbers.  If the Company achieved EBITDA of $136 million, a Named Executive Officer would receive 25% of his potential bonus.  If the Company were to achieve EBITDA of $165 million, a Named Executive Officer would receive his full bonus of 80% of base compensation.  The Company achieved EBITDA of $163 million, but because of the substantial increase in Company revenue, the Compensation Committee, having the ability via its charter, awarded the maximum bonus payout under the MIP and the Named Executive Officers each received a bonus equal to 80% of base compensation.

The targets established for the performance-based restricted stock awards in February 2007 for 2007/8 awards (revenue of $954 million and EBITDA margin of 15.8%) were achieved during 2008, which will result in vesting of 33%, 33% and 34% of restricted stock on December 15, 2009, 2010 and 2011, respectively. The targets established on May 15, 2008 for the 2008/9 awards (revenue of $1.075 billion and EBITDA margin of 16.2%) were not achieved during 2008 (revenue was $1.031 billion and EBITDA margin was 15.18%), and therefore no restricted stock vested for Named Executive Officers under the 2008/9 awards. The 2008/9 awards are cumulative and are therefore eligible to vest in 2009.

The Company will provide in future proxy statements for each Named Executive Officer a more qualitative and quantitative discussion of how the Compensation Committee determined awards for the performance-based compensation and long-term equity incentive compensation plans for each such executive.  The information discussed in the preceding two paragraphs will be the template of our future disclosures.

Stock Ownership Guidelines, page 18

13.                                Please disclose which directors and executive officers are in compliance with your stock ownership guidelines.

RESPONSE:  The Company will include in future proxy statements a description of the extent to which its directors and named executive officers are in compliance with the Company’s stock ownership guidelines. All of the Company’s directors and named executive officers are in compliance with the Company’s stock ownership guidelines.

Summary Compensation Table, page 19 and Director Compensation Table, page 24

14.                                Please provide disclosure pursuant to the Instruction to Item 402(c)(2)(v) and (vi) for footnote 2 in the summary compensation table and footnote 1 in the director compensation table.

RESPONSE:  The Company will provide disclosure pursuant to the Instruction to Item 402(c)(2)(v) and (vi) for footnote 2 in the summary compensation table and footnote 1 in the director compensation table.

The following are marked excerpts of summary compensation and director compensation tables from the 2008 Form 10-K including such additional disclosure.

Summary Compensation Table

The following table sets forth compensation information for (i) the Chief Executive Officer, (ii) the Chief Financial Officer and (iii) the three other most highly compensated executive officers of the Company and its subsidiaries that were serving as executive officers at the end of 2008.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (1)	All Other Compensation (4)	Total
Alan S. McKim	2008	$625,000	—	—	—	—	$552	$625,552
Chairman of the Board, President and Chief	2007	$533,333	$675,000	—	—	—	$552	$1,208,885
Executive Officer	2006	$450,000	$650,000	—	—	—	$552	$1,100,552
James M. Rutledge	2008	$350,000	—	$167,288	—	$292,001	$1,032	$810,321
Executive Vice President and Chief Financial	2007	$275,000	—	$187,353	—	$191,442	$1,182	$654,977
Officer	2006	$275,000	—	$155,537	—	$220,000	$46,850	$697,387
Eugene A. Cookson, Jr.	2008	$378,900	—	$102,928	—	$308,160	$552	$790,540
Executive Vice President – Business Line	2007	$360,000	—	$115,910	—	$250,615	$552	$727,077
Management*(5)	2006	$300,000	—	$60,001	$43,279	$240,000	$360	$643,640
Eric W. Gerstenberg	2008	$275,000	—	$81,211	$16,183	$220,000	$240	$592,634
Executive Vice President – Disposal	2007	$263,542	—	$96,585	$74,188	$186,903	$216	$621,434
Services*	2006	$241,667	—	$50,006	$1,152	$193,333	$216	$486,374
David M. Parry	2008	$275,000	—	$81,211	$4,046	$220,000	$4,732	$584,989
Executive Vice President – Sales and	2007	$261,458	—	$96,585	$18,547	$186,078	$5,025	$567,693
Services*	2006	$250,000	—	$50,006	$21,380	$200,000	$4,976	$526,362

*                                         Clean Harbors Environmental Services, Inc.

(1)                                  Except for the bonuses which the Company’s full Board of Directors granted to Mr. McKim, the Chief Executive Officer, for 2007 and 2006, the Compensation Committee granted all of the bonuses to the named executive officers with respect to 2008, 2007 and 2006 pursuant to the management incentive program (“MIP”) which the Committee approved for each such year. Except for cash bonuses granted under the MIP, the Company did not have during 2008, 2007 or 2006 any non-equity incentive plan, long-term cash incentive plan, pension plan or deferred compensation plan under which any of the named executive officers participated.

(2)                                  ~~The fair value of stock and options awards is computed in accordance with FAS 123R~~.Amount shown is the compensation expense for shares of both restricted stock awards and performance stock awards recognized by the Company in each year, excluding the effect of estimated forfeitures. In accordance with FAS 123(R), we measure compensation expense based on the grant date fair value of our Common Stock and recognize the expense over the life of the award. As a result, the compensation expense shown in the table above includes the expense for awards granted in the year shown, as well as the expense for prior year’s awards. See Note 14, “Stock Based Compensation,” in Item 8 in our Annual Report on Form 10-K for a discussion of the valuation of our equity awards.  A forfeiture rate of 2% was used to calculate compensation expense for restricted stock awards and performance stock awards granted to officers in each of 2008, 2007 and 2006.

(3)                                  The stock option awards expense shown relates to stock options granted between 2001 and 2003. The fair values of the stock options were estimated at their grant dates using the Black-Scholes option-pricing model. We use the Black-Scholes model to calculate the compensation expense for our stock option awards using certain assumptions (volatility, expected term, risk free interest rate, dividends). See Note 14, “Stock Based Compensation,” in Item 8 in our Annual Report on Form 10-K for a discussion of the assumptions used in the valuation of our stock option awards.  A forfeiture rate of 2% was used to calculate stock option expense related to officers for each of 2008, 2007 and 2006.

(4)                                  2006 includes $46,298 reimbursement of relocation expenses for James M. Rutledge.

(5)                                  Mr. Cookson resigned from his position with the Company effective January 4, 2009.

The following table describes the compensation paid by the Company to each of its non-employee directors during 2008:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards(2)	All Other Compensation	Total
Eugene Banucci	$63,750	$19,854	$67,775	—	$151,379
John A. Barr	$62,750	$23,331	$17,018	—	$103,099
John P. DeVillars	$63,750	$23,331	$51,960	—	$139,041
John F. Kaslow	$65,750	$19,854	$70,325	—	$155,929
Daniel J. McCarthy	$84,250	$23,331	$51,960	—	$159,541
John T. Preston	$61,750	$23,331	$17,018	—	$102,099
Andrea Robertson	$63,750	$23,331	$51,960	—	$139,041
Thomas J. Shields	$83,250	$23,331	$67,775	—	$174,356
Lorne R. Waxlax	$76,750	$23,331	$17,018	—	$117,099

(1)                                  The fair value of stock options are computed and recorded in accordance with FAS 123(R).  The grant date fair values of the common stock awards issued in 2008 are the number of shares issued times the closing stock price of our Common Stock.

(2)                                  The option awards expense shown relates to options granted between 2006 and 2008. The fair value of stock options are computed and recorded in accordance with FAS 123(R).  The fair values of the stock options were estimated at their grant dates using the Black-Scholes option-pricing model. We use the Black-Scholes model to calculate the compensation expense for our stock option awards using certain assumptions (volatility, expected term, risk free interest rate, dividends). See Note 14, “Stock Based Compensation,” in Item 8 in our Annual Report on Form 10-K for a discussion of the assumptions used in the valuation of our stock option awards.  A forfeiture rate of 2% was used to calculate stock option expense related to directors for each of 2008, 2007 and 2006.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter. Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge,
Executive Vice President and Chief
Financial Officer
(781) 792-5125

cc:	Lisa Haynes, Staff Accountant
Alan S. McKim, Chief Executive Officer